SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 1,960,942 Net interest income 966,383 Loans and accounts receivables from customers and banks, net 39,446,984 Net fee and commission income 313,012 Loans and accounts receivables from customers at fair value, net 38,627 Result from financial operations 131,414 Financial instruments 8,038,064 Total operating income 1,410,809 Financial derivative contracts 11,854,599 Provision for loan losses (315,900) Other asset ítems 4,637,806 Support expenses (527,912) Total assets 65,977,022 Other results (53,378) Income before tax 513,619 Principal liabilities MCh$ Income tax expense (113,192) Deposits and other demand liabilities 13,046,920 Net income for the period 400,427 Time deposits and other time liabilities 16,675,285 Issued debt and regulatory capital instruments 11,157,333 Attributable to: Financial derivative contracts 12,019,048 Equity holders of the Bank 392,973 Other liabilities ítems 8,800,214 Non-controlling interest 7,454 Total equity 4,278,222 Total liabilities and Equity 65,977,022 Equity attributable to: Equity holders of the Bank 4,175,172 Non-controlling interest 103,050 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of July 31, 2024 The principal balances and results accumulated for the period ending July 2024 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Julio de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Julio de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.960.942
Créditos y cuentas por cobrar a clientes y bancos	39.446.984
Créditos y cuentas por cobrar a clientes a valor razonable	38.627
Instrumentos financieros	8.038.064
Contratos de derivados financieros	11.854.599
Otros rubros del activo	4.637.806
Total Activos	**65.977.022**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.046.920
Depósitos y otras captaciones a plazo	16.675.285
Instrumentos de deuda y capital regulatorio emitidos	11.157.333
Contratos de derivados financieros	12.019.048
Otros rubros del pasivo	8.800.214
Total patrimonio	4.278.222
Total Pasivos y Patrimonio	**65.977.022**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.175.172
Interés no controlador	103.050

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	966.383
Ingresos netos de comisiones	313.012
Resultado de operaciones financieras	131.414
Total ingresos operacionales	**1.410.809**
Gasto de pérdidas crediticias	(315.900)
Gastos de apoyo	(527.912)
Otros resultados	(53.378)
Resultado antes de impuesto	**513.619**
Impuesto a la renta	(113.192)
Utilidad consolidada del periodo	**400.427**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	392.973
Interés no controlador	7.454

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence. ¿Qué podemos hacer por ti hoy?